Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS APPOINTS KENNETH KOBAYASHI, MD, AS CHIEF MEDICAL OFFICER

Singapore, 3 August 2020 – ASLAN Pharmaceuticals (Nasdaq: ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that Dr Kenneth Kobayashi has been appointed Chief Medical Officer. Dr Kobayashi will be based in California and will be responsible for the global clinical development of ASLAN’s pipeline, including the lead program, ASLAN004, an antibody that blocks the IL-13 receptor, which is being developed for atopic dermatitis (AD).

Dr Kobayashi has more than 25 years of experience in drug development, clinical practice and regulatory affairs as a Dermatology expert. He most recently served as Senior Medical Director at Dermira, a subsidiary of Eli Lilly, where he was responsible for the development of lebrikizumab, a monoclonal antibody for atopic dermatitis, and supported five Phase 3 registration studies together with preclinical and early clinical development for two novel compounds.

Prior to joining Dermira, Dr Kobayashi was Clinical Development Medical Director at Novartis, in the Immunology, Hepatology and Dermatology Global Development Unit, where he supported the development programs for anti-IL-17C and anti-IgE monoclonal antibodies. He has also held senior and global leadership positions at LEO Pharma and was an Associate Professor, and Chair and Chief of the Division of Dermatology at the University of Ottawa and The Ottawa Hospital.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “We are pleased to welcome Ken to our team and look forward to working with him as we plan for the late stage development of ASLAN004 in atopic dermatitis. He brings strong industry expertise and relationships from working on other novel biologics being developed for AD as well as his insights as a trained dermatologist. Ken’s appointment is an important step for ASLAN as we build our presence in the US in order to execute our global Phase 2b program in 2021.”

Dr Ken Kobayashi, Chief Medical Officer, ASLAN Pharmaceuticals, commented: “I am very excited to join ASLAN and lead the global development of ASLAN004, a program I believe has the potential to be best-in-disease for atopic dermatitis and other indications. I am looking forward to working closely with the team as we prepare for important clinical data readouts later this year from the ongoing multiple ascending dose study in AD and plan our move into additional indications”

Dr Kobayashi completed his residency in Dermatology at the University of British Columbia and was a Chief Resident at the National Defence Medical Centre, Ottawa. He is an Adjunct Professor, Department of Medicine, at the University of Ottawa, and a fellow of the Royal College of Physicians and Surgeons of Canada and the American Academy of Dermatology.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020. All statements other than statements of historical fact are forward-looking statements.

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